UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

NeueHealth, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

10920V404

(CUSIP Number)

Stephanie Brecher

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10920V404	13D	Page 2 of 48 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 15, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 3 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 15, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 4 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA 15 Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 5 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 15-OF, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 6 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA 15 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V404	13D	Page 7 of 48 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 8 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 9 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA 16 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V404	13D	Page 10 of 48 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 17, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 11 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 17, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 12 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA 17 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V404	13D	Page 13 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA 18 Venture Growth Equity, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 14 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 18 VGE, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 15 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA 18 VGE GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V404	13D	Page 16 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA BH SPV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 17 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA BH SPV II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V404	13D	Page 18 of 48 Pages

1.	NAMES OF REPORTING PERSONS. NEA BH SPV GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V404	13D	Page 19 of 48 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 3,661,232 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 3,661,232 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,661,232 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V404	13D	Page 20 of 48 Pages

1.	NAMES OF REPORTING PERSONS. Ali Behbahani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 5,450,204 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 5,450,204 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,450,204 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V404	13D	Page 21 of 48 Pages

1.	NAMES OF REPORTING PERSONS. Carmen Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 5,450,204 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 5,450,204 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,450,204 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V404	13D	Page 22 of 48 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V404	13D	Page 23 of 48 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V404	13D	Page 24 of 48 Pages

1.	NAMES OF REPORTING PERSONS. Edward T. Mathers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 4,727,411 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 4,727,411 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,727,411 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V404	13D	Page 25 of 48 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,955,633 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,955,633 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,633 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V404	13D	Page 26 of 48 Pages

1.	NAMES OF REPORTING PERSONS. Paul Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 5,450,204 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 5,450,204 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,450,204 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V404	13D	Page 27 of 48 Pages

1.	NAMES OF REPORTING PERSONS. Rick Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 4,727,411 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 4,727,411 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,727,411 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V404	13D	Page 28 of 48 Pages

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is amended and supplemented as follows:

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 26, 2021, Amendment No. 1 thereto filed on December 29, 2021, Amendment No. 2 thereto filed on January 26, 2022, Amendment No. 3 thereto filed on October 21, 2022, Amendment No. 4 thereto filed on August 21, 2023, Amendment No. 5 thereto filed on September 28, 2023 and Amendment No. 6 thereto filed on December 22, 2023 relating to the Common Stock, $.0001 par value (the “Common Stock”), of NeueHealth, Inc. (formerly known as Bright Health Group, Inc.) (the “Issuer”) having its principal executive office at 9250 NW 36th Street, Suite 420, Doral, FL 33178.

Certain terms used but not defined in this Amendment No. 7 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto).

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

This Amendment No. 7 is being filed by:

(i) New Enterprise Associates 15, L.P. (“NEA 15”); NEA 15 Opportunity Fund, L.P. (“NEA 15-OF”); New Enterprise Associates 16, L.P. (“NEA 16”); New Enterprise Associates 17, L.P. (“NEA 17”); and NEA 18 Venture Growth Equity, L.P. (“NEA 18 VGE” and, collectively with NEA 15, NEA 15-OF, NEA 16 and NEA 17, the “NEA Venture Funds”);

(ii)       NEA BH SPV, L.P. (“NEA BH”) and NEA BH SPV II, L.P. (“NEA BH II” and, together with NEA BH, the “SPVs”);

(iii) NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15; NEA Partners 15-OF, L.P. (“NEA Partners 15-OF”), which is the sole general partner of NEA 15-OF; NEA Partners 16, L.P. (“NEA Partners 16”), which is the sole general partner of NEA 16; NEA Partners 17, L.P. (“NEA Partners 17”), which is the sole general partner of NEA 17; NEA Partners 18 VGE, L.P. (“NEA Partners 18 VGE”, and, collectively with NEA Partners 15, NEA Partners 15-OF, NEA Partners 16 and NEA Partners 17, the “GPLPs”), which is the sole general partner of NEA 18 VGE; NEA 15 GP, LLC (“NEA 15 LLC”), which is the sole general partner of NEA Partners 15 and NEA Partners 15-OF; NEA 16 GP, LLC (“NEA 16 LLC”), which is the sole general partner of NEA Partners 16; NEA 17 GP, LLC (“NEA 17 LLC”), which is the sole general partner of NEA Partners 17; NEA 18 VGE GP, LLC (“NEA 18 VGE LLC” and, collectively with NEA 15 LLC, NEA 16 LLC and NEA 17 LLC, the “GP LLCs”), which is the sole general partner of NEA Partners 18 VGE; NEA BH SPV GP, LLC (“NEA BH LLC” and, collectively with the GPLPs and the GP LLCs, the “Control Entities”), which is the sole general partner of NEA BH and NEA BH II; and

(iv) Forest Baskett (“Baskett”), Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A. Florence, Jr. (“Florence”), Mohamad H. Makhzoumi (“Makhzoumi”), Edward T. Mathers (“Mathers”), Scott D. Sandell (“Sandell”), Paul Walker (“Walker”) and Rick Yang (“Yang”) (together, the “Managers”).

Florence, Makhzoumi and Sandell (the “Plural Managers”) are managers of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Behbahani, Chang, and Walker (the “Quadral Managers”) are managers of NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Mathers and Yang (the “Trial Managers”) are managers of NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Baskett is a manager of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC and NEA BH LLC.

CUSIP No. 10920V404	13D	Page 29 of 48 Pages

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons” and the NEA Venture Funds and SPVs are referred to herein collectively as the “Funds.”

The address of the principal business office of the Funds, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Funds and the GPLPs is a Delaware limited partnership. Each of the GP LLCs and NEA BH LLC is a Delaware limited liability company. Each of the Managers is a United States citizen.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

On April 8, 2024, the Issuer, NEA 18 VGE, NEA 17, NEA 16 and NEA 15 (collectively, the “NEA Lenders”) entered into Incremental Amendment No. 2 (“Incremental Amendment No. 2”) to the Credit Agreement (as amended to date, and as amended by Incremental Amendment No. 2, the “Amended Credit Agreement”) to provide for a term loan commitment increase in an aggregate principal amount of $30.0 million (the “Commitment Increase”) by the NEA Lenders under the Amended Credit Agreement. Loans under the Commitment Increase will have the same terms as loans under the original term loan commitments provided by NEA 18 VGE. Pursuant to the Amended Credit Agreement, the Issuer and the NEA Lenders entered into a warrantholders agreement (the “2024 Warrantholders Agreement”) setting forth the rights and obligations of the NEA Lenders as holders of up to 1,113,563 Warrants (the “Maximum Warrants”), subject to the limitations set forth in the 2024 Warrantholders Agreement.

Also on April 8, 2024, NEA 18 VGE funded a Borrowing (as defined in the Amended Credit Agreement) for $10,000,000, NEA 17 funded a Borrowing for $3,333,333.33, NEA 16 funded a Borrowing for $3,333,333.33, and NEA 15 funded a Borrowing for $3,333,333.33 (each, a “First Borrowing Amount”). On the first business day following the conclusion of the 10 calendar day period after the distribution of the letter required to be mailed by the Issuer to its shareholders pursuant to Section 312.05 of the NYSE Listed Company Manual (such date, the “Closing Date”), the Issuer will issue 371,187 Warrants to NEA 18 VGE, 123,729 Warrants to NEA 17, 123,729 Warrants to NEA 16 and 123,729 Warrants to NEA 15, in each case equal to the product of (i) the quotient of (A) the applicable First Borrowing Amount divided by (B) the NEA Lender’s portion of the Commitment Increase multiplied by (ii) the NEA Lender’s allocation of the Maximum Warrants. NEA 18 VGE may be deemed to beneficially own 3,294,401 shares of the Issuer’s Common Stock (the “NEA 18 VGE Shares”), NEA 17 may be deemed to beneficially own 986,644 shares of the Issuer’s Common Stock (the “NEA 17 Shares”), NEA 16 may be deemed to beneficially own 722,793 shares of the Issuer’s Common Stock (the “NEA 16 Shares”), and NEA 15 may be deemed to beneficially own 1,461,751 shares of the Issuer’s Common Stock (the “NEA 15 Shares”).

The foregoing descriptions of the Amended Credit Agreement and the 2024 Warrantholders Agreement are qualified in their entirety by reference to the full text of such agreements. The Amended Credit Agreement and the 2024 Warrantholders Agreement are included as Exhibit 10.1 and Exhibit 10.2, respectively, of the Issuer’s Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on April 10, 2024 (the “Form 8-K”) and are incorporated herein by reference.

CUSIP No. 10920V404	13D	Page 30 of 48 Pages

The Reporting Persons acquired the securities described in this Amendment No. 7 for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Makhzoumi in his positions as a manager of the NEA Venture Funds and a director of the Issuer, may engage in discussions with management, the Board of Directors of the Issuer (the “Board”), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a)	NEA 15 is the record owner of the NEA 15 Shares. As the general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Shares. NEA 15-OF is the record owner of the NEA 15-OF Shares. As the general partner of NEA 15-OF, NEA Partners 15-OF may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may be deemed to own beneficially the NEA 15 Shares and the NEA 15-OF Shares.

NEA 16 is the record owner of the NEA 16 Shares. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to own beneficially the NEA 16 Shares.

NEA 17 is the record owner of the NEA 17 Shares. As the general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to own beneficially the NEA 17 Shares.

NEA 18 VGE is the record owner of the NEA 18 VGE Shares. As the general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the NEA 18 VGE Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the NEA 18 VGE Shares.

CUSIP No. 10920V404	13D	Page 31 of 48 Pages

NEA BH is the record owner of the NEA BH Shares. NEA BH II is the record owner of the NEA BH II Shares. As the sole general partner of NEA BH and NEA BH II, NEA BH LLC may be deemed to own beneficially the NEA BH Shares and the NEA BH II Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds may be deemed to share the power to direct the disposition and vote of the Firm Shares. As general partners of the NEA Venture Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA BH and NEA BH II, NEA BH LLC may also be deemed to own beneficially the Firm Shares.

As individual managers of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC, each of the Plural Managers may be deemed to own beneficially all of the Firm Shares. As managers of NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC, each of the Quadral Managers may be deemed to own beneficially the NEA 16 Shares, the NEA 17 Shares, the NEA 18 VGE Shares, the NEA BH Shares and the NEA BH II Shares. As managers of NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC, each of the Trial Managers may be deemed to own beneficially the NEA 17 Shares, the NEA 18 VGE Shares, the NEA BH Shares and the NEA BH II Shares. As an individual manager of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC and NEA BH LLC, Baskett may be deemed to own beneficially the NEA 15 Shares, the NEA 16 Shares, the NEA 17 Shares, the NEA BH Shares and the NEA BH II Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage for each Reporting Person was calculated based on (A) for the Funds and the Plural Managers, 12,282,837 shares of Common Stock, which includes: (i) 8,054,122 shares reported to be outstanding by the Issuer as of March 12, 2024 on its Form 10-K filed with the SEC on March 28, 2024 (the “10-K Shares”); (ii) the NEA 17 Preferred Shares; (iii) the NEA 18 VGE Shares; and (iv) the Warrants to be issued to NEA 15, NEA 16, and NEA 17; (B) for the Quadral Managers, 12,035,379 shares of Common Stock, which includes: (i) the 10-K Shares; (ii) the NEA 17 Preferred Shares; (iii) the NEA 18 VGE Shares; and (iv) the Warrants to be issued to NEA 16 and NEA 17; (C) for the Trial Managers, 12,159,108 shares of Common Stock, which includes: (i) the 10-K Shares; (ii) the NEA 17 Preferred Shares; (iii) the NEA 18 VGE Shares; and (iv) the Warrants to be issued to NEA 17; and (D) for Baskett, 8,988,436 shares of Common Stock, which includes: (i) the 10-K Shares; (ii) the NEA 17 Preferred Shares; and (iii) the Warrants to be issued to NEA 15, NEA 16 and NEA 17.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

CUSIP No. 10920V404	13D	Page 32 of 48 Pages

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	N/A.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information provided and incorporated by reference in Item 4 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 10920V404	13D	Page 33 of 48 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 10th day of April, 2024.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By: /s/ Stephanie Brecher

 Stephanie Brecher

 General Counsel

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

CUSIP No. 10920V404	13D	Page 34 of 48 Pages

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA 15 GP, LLC

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

CUSIP No. 10920V404	13D	Page 35 of 48 Pages

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA 16 GP, LLC

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Paul Walker

CUSIP No. 10920V404	13D	Page 36 of 48 Pages

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

By: /s/ Stephanie Brecher

 Stephanie Brecher

 General Counsel

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA 17 GP, LLC

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Paul Walker

                 *

Rick Yang

CUSIP No. 10920V404	13D	Page 37 of 48 Pages

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

By: /s/ Stephanie Brecher

 Stephanie Brecher

 General Counsel

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA 18 VGE GP, LLC

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Paul Walker

                 *

Rick Yang

CUSIP No. 10920V404	13D	Page 38 of 48 Pages

NEA BH SPV, L.P.

By:	NEA BH SPV GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA BH SPV II, L.P.

By:	NEA BH SPV GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA BH SPV GP, LLC

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

                 *

Forest Baskett

                 *

Ali Behbahani

CUSIP No. 10920V404	13D	Page 39 of 48 Pages

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Paul Walker

                 *

Rick Yang

*By:   /s/ Stephanie Brecher

Stephanie Brecher

As attorney-in-fact

This Amendment No. 7 to Schedule 13D was executed by Stephanie Brecher on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 10920V404	13D	Page 40 of 48 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of NeueHealth, Inc.

EXECUTED this 10th day of April, 2024.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

CUSIP No. 10920V404	13D	Page 41 of 48 Pages

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA 15 GP, LLC

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

CUSIP No. 10920V404	13D	Page 42 of 48 Pages

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA 16 GP, LLC

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Paul Walker

CUSIP No. 10920V404	13D	Page 43 of 48 Pages

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

By: /s/ Stephanie Brecher

 Stephanie Brecher

 General Counsel

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA 17 GP, LLC

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

CUSIP No. 10920V404	13D	Page 44 of 48 Pages

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

By: /s/ Stephanie Brecher

 Stephanie Brecher

 General Counsel

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA 18 VGE GP, LLC

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

CUSIP No. 10920V404	13D	Page 45 of 48 Pages

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Paul Walker

                 *

Rick Yang

NEA BH SPV, L.P.

By:	NEA BH SPV GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA BH SPV II, L.P.

By:	NEA BH SPV GP, LLC General Partner

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

NEA BH SPV GP, LLC

By: /s/ Stephanie Brecher

Stephanie Brecher

General Counsel

CUSIP No. 10920V404	13D	Page 46 of 48 Pages

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

*By:   /s/ Stephanie Brecher

Stephanie Brecher

As attorney-in-fact

This Agreement was executed by Stephanie Brecher on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 10920V404	13D	Page 47 of 48 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 10920V404	13D	Page 48 of 48 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang